[LETTERHEAD]

June 25, 2008

Ms. Michelle Anderson
Legal Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Eagle Bend Holding Company. (the Company)
Form SB-2 Registration Statement
File Number: 333-148180

Dear Ms. Anderson:

This is in response to your January 16, 2008 comment letter to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1. Your comment has been noted. The Company has no website and will disclose this fact.

The Offering, page 6

2. No footnote is necessary and has been deleted.

Risk Factors, page 6

       3.  The Company has made the additional disclosure.

We have never been profitable. We have a history of losses. We cannot guarantee that we will ever be profitable… page 6

4. The Company has made the appropriate revisions to the risk factors cited in your comment letter.

There are factors beyond our control which may adversely affect us…page 6

Ms. Michelle Anderson
June 25, 2008

5. The Company has deleted this risk factor.

Our common stock has no public trading market and there is no…page 7

6. The Company has made the appropriate revision.

The over-the-counter market for stock such as ours is subject to extreme price and volume fluctuations…page 8

7. The Company has made the clarification requested.

Special Note Regarding Forward-Looking Statements, page 9

8. The Company has made the revision.

Market Information, page 10

9. The Company has made the additional disclosure.

Management’s Discussion and Analysis…page 11

10. The Company has updated the financials and the disclosure in this section.

11. The Company has updated the financials and the disclosure in this section.

Results of Operations, page 13

12. The Company has provided additional disclosure.

13. The Company has updated the financials. The 2005 financials are no longer in the registration statement.

14. The Company has provided additional disclosure.

15. The Company has provided a clarification.

Liquidity and Capital Resources, page 14

16. The Company has provided the clarification.

Plan of Operation,  page 14.

17. The Company has provided additional disclosure.

Ms. Michelle Anderson
June 25, 2008

Proposed Milestones to Implement Business Operations,  page 15.

18. The Company has provided additional disclosure.

Description of Business, page 16

19. The Company has provided additional disclosure.

Institutional Relations, page 16

20. The Company has provided additional disclosure.

Markets, page 17

21. The Company has provided the additional disclosure.

Clients and Competition, page 17

22. The Company has provided additional disclosure.

Certain Relationships and Related Transactions, page 16.

23. The Company has provided additional disclosure. There are no written agreements.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Revenue Recognition, page 36

24. Comment complied with. See revisions to “revenue recognition” under footnote 1.

25. Comment complied with. See revisions to “revenue recognition” under footnote 1. Footnote disclosure also addresses criteria required under SAB 13.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner